Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Pla	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

August 26, 2010

Ms. Pamela A Long
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Sterilite Solutions Inc.
       Your Letter of August 5, 2010
       Form Registration Statement on Form S-1
       File No. 333-16707

Dear Ms. Long,

This correspondence is in response to your letter dated August 5, 2010 in reference to our filing of the Registration Statement on Form S-1/A filed on August 3, 2010 on behalf of Sterilite Solutions, Corp., your file number 333-16707.

Prospectus Cover Page

1.	We note your response to comment four in our letter dated July 14, 2010; however, the proposed disclosure was not included in the cover page.

Response: We have included the following disclosure on the Prospectus Cover Page.

“Because there is currently no active trading market, selling stockholders will sell at a stated fixed price until securities are quoted on the OTC Bulletin Board.”

2.
We note your response and revised disclosure in response to comment five in our letter dated July 14, 2010. Your disclosure does not specifically state, however, that management will have direct access to the corporate account in which the offering proceeds will be placed during the offering period. Please revise your prospectus disclosures accordingly.

Response: We have revised our disclosure on the Prospectus Cover Page as follows;

“All funds will be placed into a separate corporate account, and management will have direct access to this account. However, the funds will not be utilized by us until such time as the offering terms and conditions have been met.

Risk Factors, page 4

As a result of our placing our invested funds into a separate corporate account as opposed to an escrow account, the funds are subject to attachment by creditors…page 6

3.
We note your disclosure in response to comment five in our letter dated July 14, 2010. As noted in our prior comment five, please expand this risk factor to include the risks resulting from management having direct access to the offering proceeds.

Response:We have expanded our risk factor to say;

Because the funds are being placed in a separate corporate account during the entire offering period, rather than an escrow account, we will have direct access to the funds during the entire offering period, and thus creditors of the company could try to attach, and ultimately be successful in obtaining or attaching the funds before the offering closes. Investors would lose all or part of their investments if this happened, regardless of whether or not the offering closes.

Selling Stockholders, page 13

4.
We note that you have removed disclosure related to whether the selling stockholder is a broker dealer or an affiliate of a broker-dealer. Please advise or otherwise revise your registration statement to include the removed disclosure.

Response:  We have replaced the previously removed disclosure.  It now reads as follows:

Unless footnoted above, based on information provided to us, none of the selling stockholders are affiliated or have been affiliated with any broker-dealer in the United States.  Except as otherwise provided in this prospectus, none of the selling stockholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

Plan of Distribution, page 19

5.	We note your response to comment 15 in our letter dated July 14, 2010. Please change the word “summary” to supplement on page 20.

Response:  We have corrected the sentence to read;

In the event of any successor to the named selling stockholder wishing to sell under this prospectus, we will file a prospectus supplement identifying the successors as selling stockholders.

Description of Business

Business of the Issuer, page 24

6.
We note your response and revised disclosure in response to comment 24 in our letter dated July 14, 2010; however, you did not address to whom you attribute the statements made in your disclosure. Please advise. We may have additional comments following the review of your response.

Response: You state in your question, “ You did not address to whom you attribute the statements made in your disclosure.” We did not revise this comment, as we feel it clearly states the research has been completed and provided to us by IET, therefore disclosing whom the statements would be attributed to.  Supplemental with this response, we have included a hard copy of IET’s 2009 Form 10-K, highlighting the section where this section’s information was derived from.  Additionally this information is further made public through their website at, www.ietecaflo.com.

Hard-Surface Disinfection Applications, page 26

7.
We note you revised disclosure in response to comment 25 in our letter dated July 14, 2010 as well as the supplemental information in response to this prior comment. Please tell us whether the Catalyst Financial Resources LLC report represents information that is publically available, or whether it was commissioned by you or IET for a fee. In addition, please tell us whether the disclosure in this section as well as the “Agricultural Application” section represents management’s beliefs related to the products performance and characteristics, or whether it represents solely the findings in the Catalyst report. We may have additional comments upon review of your response.

Response:  We have added the following disclosure concerning the Catalyst report;

The Catalyst Financial Resources LLC (CFR) report dated March 22, 2010 was commissioned for a fee by Integrated Environmental Technologies as part of an on-going research and awareness program. The report is publicly available on IET’s website (www.ietecaflo.com).

Agricultural Applications, page 26

8.
We note your revised disclosure in response to comment 26 in our letter dated July 14, 2010. Please tell is to whom you attribute the quoted language. In addition, please confirm that the supplemental information provided by Reckitt Benckiser Professional is publically available and not prepared for your [sic] for a fee.

Response:  We have revised the disclosure to read;

The National Science Foundation is an independent federal agency created by Congress in 1950 to “promote the progress of science; to advance the national health, prosperity and welfare; to secure the national defense” (directly quoted from the National Science Foundation website).  Being registered as a D2 category is significant because it means the sanitizing solutions may be used on hard non-porous food contact surfaces such as equipment and utensils without a subsequent potable water rinse. (information regarding category D2 was provided by Reckitt Benckiser Professional,  information is available to the general public, and information was not prepared for Sterilite for a fee).

Market and Revenue Generation, page 27

9.	We note your response to comment 27 in our letter dated July 14, 2010; however, it appears that you have not included the disclosure in the filing. Please revise accordingly.

Response: We have included the following under Market and Revenue Generation heading;

“. Currently the product Sterilite Solutions™ is available for purchase on our website www.sterilitesolutions.com. We have not yet recognized revenues from the website. These efforts and the resulting awareness will be key drivers behind the success of our revenue producing operations.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Plan of Operation, page 30

Summary of any product research and development that we will perform for the term of the plan, page 31

10.
We note your revised disclosure in response to comment 29 in our letter dated July 14, 2010. It appears that your activities amount to product testing and demonstration rather than research and development activities. Please consider revising your disclosure accordingly.

Response:  We have revised the section under Summary of any product research and development that we will perform for the term of the plan;

We do not anticipate performing significant research and development under our paln of operation in the near future.  The focus of our activities...

Exhibit 5 – Opinion of Stoecklein Law Group

11.	We note that counsel did not address comment 31 in our letter dated July 14, 2010. We re-issue the comment.

Response: The opinion has been corrected to read;

. . . in connection with a Registration Statement on Form S-1/A which has been filed by the Company. . .

12.
We note that counsel revised its opinion in response to comment 32 in our letter dated July 14, 2010; however, since the 600,000 shares of common stock will be issued by the company in the offering, counsel’s opinion should state that these shares will be validly issued, fully paid and nonassessable.

Response:  The opinion has been corrected to read;

. . . 600,000 Shares, upon issuance under the terms of the S-1/A-3, will have been duly authorized and will be validly issued, fully paid, and non-assessable.

Sincerely,

/s/Donald J. Stoecklein
Donald J. Stoecklein

cc: Sterilite Solutions Corp.